Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 1, 2025

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update:

●	the status of our Second Follow-on Offering (as defined below); and
●	information regarding our distributions.

Status of Our Second Follow-on Offering

On August 21, 2024, we commenced our second follow-on offering pursuant to Regulation A (the “Second Follow-on Offering”), pursuant to which we are currently offering up to $73,363,213 of shares of our common stock (comprised of $70,653,543 of shares in our primary offering and $2,709,670 of shares pursuant to our distribution reinvestment plan under Rule 251(d)(3)(i)(B) of Regulation A). As of August 31, 2025, we had raised aggregate gross offering proceeds of approximately $66,092,000 and had issued an aggregate of approximately 6,384,000 shares of our common stock in our Offerings, which have been purchased by approximately 3,600 unique investors. For more information regarding the status of our Second Follow-on Offering, see the section of our Offering Circular captioned “Plan of Distribution.”

In addition, as of the date of this supplement, we have received requests for the repurchase of shares of our common stock in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to (a) 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year, and (b) 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year. In accordance with our share repurchase program, any such share repurchase requests will be honored on a pro rata basis. For more information regarding our share repurchase program, see the section of our Offering Circular captioned “Description of Our Capital Stock—Quarterly Share Repurchase Program.”

Distributions

On June 25, 2025, our board of directors authorized a daily cash distribution of our common stock to stockholders of record as of the close of business on each day in the period beginning July 1, 2025 and ending on August 31, 2025 (of $0.0009579452 per share of common stock from July 1, 2025 to August 11, 2025, and of $0.0009443836 per share from August 12, 2025 to August 31, 2025), and of $0.0009443836 per share of our common stock (each, a “Distribution”) payable to stockholders of record as of the close of business on each day in the period beginning September 1, 2025 and ending on September 30, 2025 (each, a “Distribution Period”). Our board of directors expects the Distributions will be paid on or about October 15, 2025.

Each Distribution equates to approximately 4.5% of our net asset value (“NAV”) on an annualized basis, assuming a $7.77 per share NAV (the then-current purchase price for the Distribution Period from July 1, 2025 to August 11, 2025) calculated for the Distribution Period beginning July 1, 2025 and ending on August 31, 2025, and approximately 4.5% of our NAV on an annualized basis, assuming a $7.66 per share NAV (the then-current purchase price effective August 12, 2025), calculated for the Distribution Period beginning September 1, 2025 and ending on September 30, 2025. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.